Exhibit 99.1

YY Announces Pricing of Initial Public Offering of HUYA Inc.

GUANGZHOU, China, May 11, 2018 -- YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a leading live streaming social media platform in China, today announced the pricing of the initial public offering by its majority-controlled subsidiary, HUYA Inc. (“HUYA”) of 15,000,000 American Depositary Shares ("ADSs"), each representing one Class A Ordinary Share of HUYA, at a price of US$12.00 per ADS for a total offering size of US$180.0 million, assuming the underwriters do not exercise their option to purchase additional ADSs. The ADSs have been approved for listing on the NYSE and are expected to begin trading today under the ticker symbol "HUYA."

The underwriters have been granted an option, exercisable within 30 days from the date of the final prospectus, to purchase up to an additional 2,250,000 ADSs.

Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C., and UBS Securities LLC are acting as joint bookrunners for the offering, and Needham & Company, LLC is acting as co-manager.

HUYA's registration statement relating to the offering has been filed with, and declared effective by, the United States Securities and Exchange Commission. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is made only by means of a prospectus forming a part of the effective registration statement. A copy of the prospectus relating to the offering may be obtained by contacting:

Credit Suisse Securities (USA) LLC,
Attention: Prospectus Department
One Madison Avenue
New York, NY 10010
United States
Phone: +1-800-221-1037
newyork.prospectus@credit-suisse.com;

Goldman, Sachs & Co. LLC
Attention: Prospectus Department
200 West Street
New York, NY 10282
United States
Phone: +1-212-902-1171
Prospectus-ny@ny.email.gs.com;

UBS Securities LLC
Attention: Prospectus Department
1285 Avenue of the Americas
New York, NY 10019
United States
Phone: +1-888-827-7275
Email: ol-prospectus-request@ubs.com

Needham & Company, LLC
Attention: Syndicate Prospectus Department
250 Park Avenue, 10th Floor
New York, NY 10177
United States
Phone: 1-800-903-3268
prospectus@needhamco.com

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real-time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the live streaming social media market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

YY Inc. Matthew Zhao Tel: +86 (20) 8212-0000 Email: IR@YY.com	ICR, Inc. Jack Wang Tel: (+1) 646 915-1611 Email: IR@YY.com

2